Exhibit 99.1

Vivendi Universal Merrill Lynch Investor Conference September 29th, 2004 IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Universal Music Group World's largest recording company World's third largest music publishing company Companies in 49 countries, represented in 71 About 10,000 employees

Universal Music Group 1999 2000 2001 2002 2003 UMG 0.217 0.231 0.237 0.254 0.235 Sony 0.17 0.144 0.146 0.138 0.132 WMG 0.114 0.121 0.119 0.118 0.127 EMI 0.118 0.136 0.131 0.122 0.134 BMG 0.101 0.085 0.081 0.109 0.119 Source: International Federation of the Phonographic Industry (IFPI) Based on wholesale sales of finished music product Market share comparison

Universal Music Group 2003 UMG 0.235 Sony/BMG 0.222 WMG 0.127 EMI 0.134 Source:UMG UMG calculation based on IFPI data and methodology Market share comparison

Latest Y.T.D. U.S. Retail Unit Market Share Data 2004 YTD Market 0.087 UMG 0.105 Source: SoundScan (please see disclaimer on the last page of this presentation) CD Album Unit Growth UMG Current Album Market Share UMG accounted for 73% of sales of the Top 10 titles w/e 9/19/04

Who we are

Major Artists


EMINEM

Eminem	Diana Krall
U2	Enrique Iglesias
50 Cent	Bon Jovi
Nelly	Jay Z
Shania Twain	Toby Keith
Sheryl Crow	Black Eyed Peas
Andrea Bocelli	Sting
Mariah Carey	Nickelback
Ashanti	Elton John
Kanye West	No Doubt
Ashlee Simpson	Lloyd Banks
D-12	Metallica
Hoobastank	Keane


NELLY
JAY-Z

VIVENDI UNIVERSAL
UNIVERSAL
UNIVERSAL MUSIC GROUP
8

The Industry is Turning the Corner The promise of digitized music has become reality By July 2004, there were over 100 established online music sites with new sites being announced every week. Major US based services have been launched in Europe and elsewhere. Songs available on major services exceed 700,000 with catalogs expanding rapidly.

Subscription services growing - over 1 million subscribers Music to Mobile market has been steadily developing from ringtones to full audio and video delivery. Success in more developed markets in Asia and Europe bodes well for the U.S. and Chinese markets . Karaoke Greetings Videos Images Marketing Support Ring Tones Master Tones Ring Back Tones The Industry is Turning the Corner

Anti-piracy initiatives are showing promise Apr '02 Jun '02 Nov '02 Apr '03 Jan '04 Jun '04 600 500 900 1100 900 800 Unauthorized Music Files Available on the Internet Source: IFPI Internet Anti-Piracy Unit Research Millions The Industry is Turning the Corner

Physical sales declines are slowing - with markets growing in the US and the UK Source: SoundScan / IFPI / UMG 2003 Value Data: source IFPI based on retail sales value. 2004 Value Data: source UMG based on estimated wholesale sales value US SoundScan Units UK Japan * Music Market Growth * UK Music market up 4% in Q2/04 Source: British Phonographic Industry Based on wholesale sales value The Industry is Turning the Corner

.... but market conditions in continental Europe remain difficult France Spain Italy Germany Music Market Growth Source:IFPI / UMG 2003 Value Data: source IFPI based on retail sales value. 2004 Value Data: source UMG based on estimated wholesale sales value The Industry is Turning the Corner

UMG Revenue Breakdown by Location - 2003 North America Europe Asia ANZ/Africa Latin America 1965.8 2212.2 540.4 131.2 77.5

United States #1 music market, with 37% of global sales in 2003 Retail music market value of $11.8 billion Domestic repertoire 93% Industry performance by retail value: (Local currency) 2001 -2.2% 2002 -8.2% 2003 -6.0% 2004 (1st Half UMG est.) +3.9% Universal Music 2003 sales: e1,770m Universal Music 2003 market share: #1 with 28.1% (28.9% 2002) UMG Sony WMG EMI BMG Others 0.281 0.147 0.176 0.106 0.155 0.135 Source: SoundScan Source: IFPI Ashlee Simpson Guns N' Roses Black Eyed Peas

United Kingdom #3 music market, with 10% of global sales in 2003 Retail music market value of GBP 2 billion Domestic repertoire 47% Industry performance by retail value: (Local currency) 2001 +7.4% 2002 -2.2% 2003 +0.1% 2004 (1st Half UMG est.) -0.2% Universal Music 2003 sales: e629m includes e110m for Britannia Music Club Universal Music 2003 market share: #1 with 25.9% (27.5% 2002) UMG Sony WMG EMI BMG Others 0.259 0.097 0.128 0.196 0.123 0.197 Source: IFPI Keane Snow Patrol Scissor Sisters

Japan #2 music market, with 15% of global sales in 2003 Retail music market value of JPY 569 billion Domestic repertoire 72% Industry performance by retail value: (Local currency) 2001 -0.5% 2002 -9.3% 2003 -9.2% 2004 (1st Half UMG est.) -0.3% Universal Music 2003 sales: e424m Universal Music 2003 market share: #2 with 13.0% (11.6% 2002) UMG Sony WMG EMI BMG Avex Victor Ent. Others 0.13 0.162 0.051 0.104 0.037 0.122 0.089 0.305 Source: RIAJ/IFPI Fukuyama Masaharu Kou Shibasaki Utada

France #4 music market, with 7% of global sales in 2003 Retail music market value of e 1.9 billion Domestic repertoire 60% Industry performance by retail value: (Local currency) 2001 +13.5% 2002 +4.1% 2003 -14.4% 2004 (1st Half UMG est.) -21.9% Universal Music 2003 sales: e547m includes e102m for DIAL music club Universal Music 2003 market share: #1 with 34.1% (34.8% 2002) UMG Sony WMG EMI BMG Others 0.341 0.169 0.144 0.158 0.081 0.107 Source:IFPI Mylene Farmer Michel Sardou Florent Pagny

Germany #5 music market, with 6% of global sales in 2003 Retail music market value of e 1.8 billion Domestic repertoire 48% Industry performance by retail value: (Local currency) 2001 -8.4% 2002 -7.9% 2003 -17.9% 2004 (1st Half UMG est.) -5.2% Universal Music 2003 sales: e323m Universal Music 2003 market share: #1 with 24.3% (25.0% 2002) UMG Sony WMG EMI BMG Others 0.243 0.103 0.108 0.127 0.193 0.226 Source: IFPI Sportfreunde Stiller Rosenstolz The Rasmus

Universal Music Publishing Group U2 Paul Simon Shania Twain Bon Jovi Ja Rule Mary J. Blige Anastacia 3 Doors Down The Corrs Chemical Brothers Blink-182 Gloria Estefan Prince Diana Krall Ice Cube DMX No Doubt 1st Half 1st Half 2003 2004 Revenues 178 176 Net Publishers Share 73 72 EBITDA 52 49 e,million

Mobile Music Market in 2004: $3.4 billion of which 93% is non-master products (Source OVUM/BCG) Market in 2008: $12 billion of which 50% will come from master products (Source OVUM/BCG) Key drivers: - Handset development Mobile penetration High consumer interest Willingness to pay for content

Mobile Music UMG has a division, Universal Music Mobile, dedicated to producing, adapting, creating, delivering and animating content for mobile use. Universal Mobile in its first full year of operation had sales of e30 million and EBITDA of e5 million. Mobile sales in the US represent over 20% of e Business activity. With a staff of 70, Universal Mobile operates in more than 40 countries and has close relationships with all key mobile operators

DVD Music Video 2002 2003 Units 0.063 0.07 Value 0.055 0.063 DVD Music Video Share of Total DVD Market Source: IFPI/Screen Digest

Financials

UMG Financial Summary Half Year ended June 30, Actual Constant Rate % Actual 2003 2004 Change 2004 Revenue 2,168 2,168 0% 2,069 EBITDA 116 223 +92% 217 Depreciation -67 -48 -47 Amortization -74 -109 -103 Restructuring Charges -19 -35 -34 Music Clubs Impairment - -18 -18 Other Income 2 - - Operating Income -42 13 15 e,million

UMG Cash Flow Half Year ended June 30, Actual Actual 2003 2004 EBITDA 116 217 Working Capital & Other 262 16 Capital Expenditure (18) (15) Restructuring (15) (48) Cash Flow from Operations 345 170 e,million

Cost Saving Initiatives Restructuring Initiatives Review resource allocation in key cost areas of all countries and businesses to align the cost base with market declines Actions Overhead savings ; about 1,500 headcount reduction in the past two years A&R investment reduced in unattractive risk/reward market profiles Marketing spend re-evaluated, refocus on priorities, in line with declining volumes Objectives Cost saving plan launched in Spring 2003 Objectives 2005: e350m to e400m cumulative cost reduction compared to 2003 cost base

Cost Savings Expected in 2004 A&R Costs 40 Marketing 90 Overhead 130 Savings 260 Less Additional Marketing (35) 225 Restructuring costs were e80m in 2003 and are expected to be about e70m in 2004 e,million

Projections Worldwide revenue is projected to decline slightly. EBITDA margin above 11% Operating Income margin above 5% Cash flow from operations: Below 2003 level, largely due to working capital and restructuring charges impacting cash flow in 2004.

Summary

Recent Developments in the US Music Market 'JAN 02 'APR 02 'JUL 02 'OCT 02 'JAN 03 'APR 03 'JUL 03 'OCT 03 'JAN 04 'APR 04 'JUL 04 -0.065 -0.115 -0.058 -0.132 -0.092 -0.121 -0.125 -0.13 -0.116 -0.092 -0.173 -0.083 -0.133 -0.057 -0.12 0.02 -0.116 -0.071 -0.115 -0.079 0.039 0.068 0.048 0.032 0.105 0.107 0.06 0.027 0.077 0.03 0.102 0.056 0.031 Source: SoundScan SoundScan Monthly Y.O.Y. Growth (Album Units)

The US Market this year 'JAN 04 'FEB 04 'MAR 04 'APR 04 'MAY 04 'JUN 04 'JUL 04 'AUG 04 'SEP 04 UMG 0.098 -0.042 0.053 -0.066 0.12 0.151 0.231 0.169 0.161 Total Market 0.105 0.107 0.06 0.027 0.077 0.03 0.102 0.056 0.031 Source: SoundScan SoundScan Monthly Y.O.Y. Growth (Album Units)

Upcoming Release Schedule 2004 Key Release 2005 Key Release Eminem 50 Cent U2 Black Eyed Peas Shania Twain Sheryl Crow Nelly Enrique Iglesias Elton John Ashlee Simpson Mariah Carey Bon Jovi Toby Keith 3 Doors Down Andrea Bocelli P Diddy George Strait Kanye West Gwen Stefani Mary J Blige Ludacris Limp Bizkit Marilyn Manson Bee Gees

Universal Music Group Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: the proposed transactions, as well as the governmental projects and litigation referenced herein, will not materialize in the timing or manner, or with the resulting synergies, described herein; UMG will not be able to obtain the regulatory, competition or other approvals necessary to complete certain transactions; UMG will be unable to further identify, develop and achieve success for new products, services and technologies; UMG will face increased competition and that the effect(s) on pricing, spending, third-party relationships and revenues of such competition will limit or reduce UMG's revenue and/or income; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. SoundScan Vivendi Universal cannot vouch for the accuracy of SoundScan data.

Vivendi Universal Merrill Lynch Investor Conference September 29th, 2004